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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

FORTIS CLEARING AMERICAS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, Suite 400
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Mike Deaton — **(312) 604-8595**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

303 East Wacker Drive, 14th Floor	**Chicago**	**Illinois**	**60601-5212**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

B

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

TA 3/19

OATH OR AFFIRMATION

I, **Michael Deaton**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Fortis Clearing Americas, LLC** as of **December 31, 2007** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

27th day of February, 2008

"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Exp. 08/20/2008

[signature]
Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[x] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

KPMG

FORTIS CLEARING AMERICAS LLC

Statement of Financial Condition and Schedules

December 31, 2007

(With Independent Auditors' Report Thereon)

This Financial Statement and Schedules are pursuant
to subparagraph (e) (3) of Rule 17a-5 of the Securities and Exchange Commission and
Regulation 1.10(g) of the Commodity Exchange Act.

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

To the Managing Member of
Fortis Clearing Americas LLC:

We have audited the accompanying statement of financial condition of Fortis Clearing Americas LLC (the Company) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Fortis Clearing Americas LLC as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in schedules 1, 2, 3, 4, 5, and 6 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

KPMG LLP

February 27, 2008

FORTIS CLEARING AMERICAS LLC

Statement of Financial Condition

December 31, 2007

Assets

Cash	$ 3,096,239
Cash segregated under federal and other regulations	275,914,139
Securities purchased under agreements to resell	843,829,005
Securities owned:	
Marketable, at market value	101,475,484
Not readily marketable, at fair value	4,613,995
Receivables from:	
Brokers, dealers, and clearing organizations	3,575,085,388
Customers (net of allowance for doubtful accounts of $534,327)	44,209,395
Guarantee deposits with clearing organizations	39,644,833
Exchange memberships and stock, at cost (market value $39,508,342)	22,959,028
Other investment, at estimated fair value	4,422,812
Furniture, equipment, and leasehold improvements at cost, (net accumulated depreciation and amortization of $2,761,802)	4,060,710
Other assets	6,094,158
Total assets	$ 4,925,405,186

Liabilities and Members' Capital

Liabilities:	
Bank loans	$ 833,800,000
Payables to:	
Brokers, dealers, and clearing organizations	2,151,548,436
Customers	1,663,087,919
Noncustomers	374,643
Securities sold, not yet purchased, at market value	5,488,000
Accounts payable and accrued expenses	24,931,145
Total liabilities	4,679,230,143
Liabilities subordinated to claims of general creditors	77,750,000
Members' capital:	
Common member	167,744,900
Preferred members:	
Class A	170,000
Class B	510,143
	680,143
Total members' capital	168,425,043
Total liabilities and members' capital	$ 4,925,405,186

See accompanying notes to statement of financial condition.

(1) General Information and Summary of Significant Accounting Policies

Fortis Clearing Americas LLC (the Company), formerly O'Connor & Company L.L.C. (OCC), an Illinois limited liability company, was formed as a result of the merger of Fortis Clearing Chicago, LLC (FCC), a Delaware limited liability company, with and into OCC, an Illinois limited liability company, on August 31, 2006. OCC, the surviving entity, simultaneously changed its name to Fortis Clearing Americas LLC. Under the terms of the Limited Liability Company Agreement, the Company does not have a specific termination date and may be dissolved only as provided by the agreement. No member of the Company is personally liable for any debit balances, liabilities, or other obligations of the Company.

FSI Holdings Inc. (the Common Member) a wholly owned subsidiary of Fortis Capital Corp., which is a wholly owned entity of Fortis Bank SA/NV, acquired the common membership capital of OCC and entire membership capital of FCC on January 31, 2006.

The Company is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is also a registered futures commission merchant with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company is a clearing member of all principal U.S. securities and futures exchanges. The Company's primary source of revenue is commissions derived from executing and clearing orders for equities and equity options contracts and futures and futures options contracts on behalf of its customers, both domestically and internationally.

(a) Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers marketable securities due within ninety days to be cash equivalents. Cash equivalents include cash funds segregated or in separate accounts as required by the Securities Exchange Act of 1934 and the Commodity Exchange Act (CEAct). As such, the cash flows reflected in the statement of cash flows do not differentiate cash flows of segregated assets from cash flows of nonsegregated assets.

(b) Fair Value of Financial Instruments

The Company's financial instruments are reported in the statement of financial condition at market or fair value, or at carrying amounts which approximate fair value, because of the highly liquid nature and short maturity of the instruments.

The estimated fair value of securities owned and securities sold are generally based on quoted market prices or dealer quotes.

Not readily marketable securities represent restricted corporate stock, and are valued using quoted prices at the close of the respective exchanges at which they are traded. Other investments include certain Partnership investments, which are carried at fair value.

Open equity in futures is recorded as receivables and payables to clearing organization or customers, as appropriate.

(c) ***Securities Transactions***

Futures, options and forwards transactions, are primarily recorded on the trade date. Equity securities are recorded on the settlement date, which does not differ materially from the trade date.

(d) ***Translation of Foreign Currencies***

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates.

(e) ***Exchange Memberships and Stock***

Exchange memberships and stock required to be held in connection with such memberships are recorded at cost. If events or changes in circumstances indicate that the carrying amount may not be recoverable, it will be recorded at a lesser value that reflects the effects of the impairment. There were no impairments in 2007.

(f) ***Use of Estimates***

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(g) ***Receivables, Payables, and Marketable Securities***

Receivables from and payables to brokers, dealers, clearing organizations, and customers represent balances arising primarily in connection with security and commodity transactions, including unrealized gains and losses on open commodity futures and forward contracts. Marketable securities, consisting primarily of U.S. government securities, are held as collateral for receivables from customers and as margin. The Company may deposit these securities as margin with exchange clearing organizations. Customer-owned securities and options are excluded from the Company's statement of financial condition.

The Company establishes a reserve for estimated credit losses based upon historical experience and specific customer collection issues.

(h) ***Income Taxes***

The Company is not subject to U.S. federal, state, and local income taxes.

(i) ***Securities-Lending Activities***

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash and/or other collateral with the lender. When loaning securities, the Company receives cash collateral generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

(2) Special Reserve Account for Benefit of Customers

Cash of $129,897,753 has been segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934.

(3) Segregation Requirements

Pursuant to requirements of the CEAct, funds deposited by customers relating to futures contracts in regulated commodities must be carried in separate bank accounts, which are designated as segregated customers' accounts. Funds deposited by customers and other assets which have been segregated as of December 31, 2007 are shown below:

Cash in bank	$ 140,147,945
Marketable securities	1,292,398,567
Deposit with clearing organizations	5,686,884
Settlement due to clearing organizations	(5,987,826)
Net unrealized payable for open option contracts	(376,871,640)
Net equities with other futures commission merchants	4,986,195
Total amount in segregation	1,060,360,125
Amount required to be segregated	1,044,476,750
Excess funds in segregation	$ 15,883,375

(4) Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers and dealers represent collateralized balances and are generally collected within thirty days. As of December 31, 2007, the Company had pledged customer-owned securities totaling approximately $109,424,000 with a clearing organization to satisfy margin deposit requirements.

The Company does business with other broker-dealers who, for the most part, are members of the major U.S. securities exchanges. The Company monitors the credit standing of brokers and dealers and customers with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of securities receivable from others. The Company seeks to obtain additional collateral if insufficient protection against loss exists.

At December 31, 2007, the Company has a receivable from a money manager totaling approximately $6,969,000, which is net of an estimated reserve of $21,200,000. This money manager filed bankruptcy during the year and the Company's assessment with respect to the receivable was made based on the legal and financial information obtained from counsel retained to assist in the claim process. The estimate may change as additional information becomes available in regard to the account settlement.

(Continued)

At December 31, 2007, receivables from and payables to brokers, dealers, and clearing organizations are composed of the following:

Receivables:	
Brokers' and dealers' trading and investment accounts	$ 1,753,041,863
Clearing brokers	134,387,064
Deposits for securities borrowed	1,373,246,886
Securities failed to deliver	17,829,160
Clearing organizations	296,580,415
	$ 3,575,085,388
Payables:	
Brokers' and dealers' trading and investment accounts	$ 630,440,164
Deposits for securities loaned	1,489,857,829
Securities failed to receive	12,588,254
Clearing organizations	18,662,189
	$ 2,151,548,436

(5) Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due on margin and cash transactions. The receivables are collateralized substantially by customers' securities held, which are not reflected on the statement of financial condition.

(6) Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell, which are short-term in nature, are treated as collateralized financing transactions and are carried at the amounts at which the underlying securities will be subsequently resold as specified in the respective agreements. It is the Company's policy to take possession of securities, subject to resale agreements. The market value of the securities is determined daily and collateral added whenever necessary to bring the market value of the underlying collateral equal to or greater than the resale price specified in the contract. At December 31, 2007, the market value of these securities totaled $843,829,005.

(7) Securities Owned and Sold, Not Yet Purchased

Securities owned includes U.S. government obligations that are deposited at exchange clearing organizations and held in segregated bank accounts. Also included are unrestricted shares of corporate equity securities. At December 31, 2007, the market value of these securities were $80,483,198 and $20,992,286, respectively.

Securities sold, not yet purchased include corporate equity securities. At December 31, 2007, the market value of these securities totaled $5,488,000.

Securities not readily marketable include investment securities that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2007, securities not readily marketable consist of restricted corporate equity securities with a fair value totaling $4,613,995.

(8) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consisted of the following at December 31, 2007:

Computer, equipment, and software	$	4,537,047
Leasehold improvements		1,831,518
Furniture and fixtures		453,947
		6,822,512
Accumulated depreciation and amortization		(2,761,802)
Furniture, equipment and leasehold improvements	$	4,060,710

(9) Line of Credit

The Company has a $1,000,000,000 unsecured line of credit with an affiliated bank. At December 31, 2007, the amount outstanding on this credit line totaled $830,000,000 and is reflected in bank loans in the statement of financial condition. Interest payable was approximately $109,000.

The Company also has a line of credit totaling $150,000,000 with a nonaffiliated bank. At December 31, 2007, the amount outstanding on this credit line totaled $3,800,000 and is reflected in bank loans in the statement of financial condition. Interest payable was approximately $1,000. The loans are due on demand and are collateralized by customers' equity securities.

(10) Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors at December 31, 2007 consisted of borrowings from an affiliated bank pursuant to equity capital loan agreements. Such borrowings expire on February 28, 2009 and September 30, 2009, both agreements bear interest at the 3-month LIBOR plus ⅝% per annum. The outstanding borrowings totaled $77,750,000.

Also, the Company has a Subordinated Revolving Credit Facility with the same affiliated bank up to a maximum of $300,000,000 that matures one year from the date of the advance. This Subordinated Revolving Credit Facility will terminate on August 31, 2010. The Company had no outstanding balances on this credit line as of December 31, 2007.

The subordinated borrowings are covered by an agreements approved by the Designated Self Regulatory Organizations and Designated Examining Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest payable related to the subordinated loan were approximately $1,339,731, respectively for the year ended December 31, 2007.

(11) Employee Benefit Plan

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

(12) Estimated Fair Values of Financial Instruments

The fair value of all financial instruments other than securities and other investments, reflected on the statement of financial condition (consisting primarily of receivables from and payables to brokers, dealers, clearing organizations, and customers, and securities purchased under agreements to resell), approximates the recorded value due to the short-term nature of the financial instruments.

(13) Financial Derivative Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company accepts and clears futures contracts and options on futures contracts for the accounts of its customers, primarily exchange members and institutional firms. As such, the Company guarantees to the respective clearing houses or other brokers, its customers' performance under these contracts. To reduce its risk, the Company requires its customers to meet, at minimum, the margin requirement established by each of the exchanges at which contracts are traded. Margin requirements for exchange members may be significantly less than those required from other customers. Margin is a good faith deposit from the customer that reduces risk to the Company of failure on behalf of the customer to fulfill any obligation under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed.

Customers may also be required to deposit additional funds, securities, or other collateral. As a result of market variation, the Company may satisfy margin requirements by liquidating certain customer positions. Management believes that the margin deposits and collateral held at December 31, 2007 were adequate to minimize the risk of material loss that could be created by positions held at that time.

(14) Leases

The Company has noncancelable and cancelable operating leases for its office and a disaster recovery site that require the Company to pay all executing costs such as maintenance and insurance. Future minimum lease payments under the noncancelable and cancelable operating leases (with initial or remaining lease terms in excess of one year), along with the minimum annual sublease rentals to be received in the future are approximately as follows as of December 31, 2007:

		Operating leases	Sublease rentals	Net commitment
Year ending December 31:				
2008	$	3,300,000	(330,000)	2,970,000
2009		3,400,000	(340,000)	3,060,000
2010		3,500,000	(350,000)	3,150,000
2011		3,500,000	(360,000)	3,140,000
2012		3,600,000	(370,000)	3,230,000
Thereafter		12,000,000	(1,200,000)	10,800,000
Total minimum lease payments	$	29,300,000	(2,950,000)	26,350,000

(15) Guarantees and Indemnifications

Under certain exchange or clearinghouse membership agreements, members are generally required to guarantee the performance of other members by meeting any shortfalls in the event a member becomes unable to satisfy their obligation to the exchange or clearinghouse. To mitigate this risk, the exchanges and clearinghouses typically require their members to deposit collateral with them. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under the arrangements is unlikely. Accordingly, no contingent liability is recorded in the accompanying statement of financial condition.

The Company clears and executes futures contracts, options on futures contracts, and equity products, including options for the accounts of its customers. As such, the Company deposits performance bond collateral with the applicable clearing organizations to fulfill the obligations of its customers' performance under these contracts. To reduce its operational risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each exchange on which the contract is traded. This margin is a good faith deposit from the customer. To minimize its market and credit risks, the Company adjusts the amount of margin required commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at December 31, 2007 are adequate to mitigate the risk of material loss.

At December 31, 2007, the Company was a guarantor of certain exchange membership loans for its customers totaling approximately $15,026,000.

(Continued)

(16) Members' Capital

The limited liability company operating agreement for the Company provides for two classes of membership with varying rights, preferences, privileges, and obligations. The Common Member has all the voting rights and authority to manage the Company's operations and the Preferred Members have no voting rights and do not participate in management by reason of such memberships or interests. The Company is authorized to issue 500 Class A and 500 Class B preferred interests in exchange for a $10,000 and $15,000 capital contribution, respectively, for each such interest. Class A members have a Joint Back Office (JBO) clearing agreement with the Company. This agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement Class A members are not allocated any income or losses from the Company's operations. Class B Preferred Members are proprietary traders which allow them to receive member exchange fee rates on trades executed on the Chicago Mercantile Exchange. Class B members receive their respective allocated profit and loss from their trading activity, of which the related revenue is reflected as proprietary trading income in the statement of operations.

Pursuant to the operating agreement, members' equity includes members' trading accounts and funds held. Members' equity may vary from day to day due to the changes in operations and trading accounts, members' capital contributions, and members' capital withdrawals.

(17) Secured Amounts Requirement

Pursuant to Section 30.7 of the CEAct, the Company has set aside funds deposited by customers relating to foreign futures and options in separate acknowledged bank accounts as of December 31, 2007 as follows:

Total funds set aside	$ 101,980,911
Amount required to be set aside	98,312,240
Excess funds secured	$ 3,668,671

(18) Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. Also, the Company uses other affiliated clearing brokers to clear and execute futures transactions where the Company is not a member. At December 31, 2007, the Company had receivables of approximately $15,353,000 from related brokers and payables of approximately $379,269,000 to related customers. These amounts are reflected in receivables from brokers, dealers, and clearing organizations and payables to customers in the statement of financial condition.

At December 31, 2007, the Company had borrowing transactions with an affiliated bank in order to facilitate client transactions, and to meet short-term financing needs (see notes 9 and 10).

The Company had a three-year license agreement with its affiliate for its back-office system and paid monthly fees to the affiliate. The Company's clearing and settlement activity at the Chicago Board of Trade and the Chicago Mercantile Exchange is guaranteed by its Common Member.

(Continued)

(19) Net Capital Requirements

The Company is a broker dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is a futures commission merchant subject to the Commodity Futures Trading Commission Minimum Capital Requirement (Regulation 1.17). In addition, the Company is subject to minimum capital requirements of the CME Group, Inc. Under the more restrictive of these rules, the Company is required to maintain "net capital" equivalent to the greater of $2,500,000, 2% of "aggregate debit items" or the sum of 8% of the customer risk maintenance margin requirement plus 4% of the non-customer risk maintenance margin requirement, as these terms are defined.

Adjusted net capital, aggregate debit items and risk maintenance margin requirements change from day to day. At December 31, 2007, under the more restrictive of these rules, the Company had net capital and net capital requirements of $173,098,736 and $39,507,902, respectively. The net capital rule may effectively restrict member withdrawals and the repayment of subordinated loans.

Schedule 1

FORTIS CLEARING AMERICAS LLC

Computation of Net Capital

December 31, 2007

Total member's capital		$ 168,425,043
Add liabilities subordinated to claims of general creditors		77,750,000
Total capital		246,175,043
Deductions and /or charges:		
Nonallowable assets:		
Receivables from customers	$ 2,446,111	
Brokers, dealers, and clearing organizations	6,980,032	
Securities owned, not readily marketable	4,613,995	
Exchange memberships and stock, at cost	22,959,028	
Other investment, at estimated fair value	4,422,812	
Furniture, equipment, and leasehold improvements, net	4,060,710	
Other	1,854,449	
	47,337,137	
Additional charges for customers' and noncustomers' commodity accounts	15,625,868	
Other deductions and /or charges	2,519,887	
Deductions for accounts carried under rule 15c3-1(a)(7) and (c)(2)(x)	4,253,399	69,736,291
Net capital before haircuts on securities positions		176,438,752
Haircuts on securities:		
Trading and investment securities:		
U.S. and Canadian government obligations	191,173	
Stocks and warrants	3,148,843	3,340,016
Net capital		$ 173,098,736
Computation of alternate net capital requirement:		
Greater of 2% of aggregate debit or minimum requirements under the Commodity Exchange Act as defined		$ 39,507,902
Minimum dollar net capital requirement		$ 2,500,000
Net capital requirement		$ 39,507,902
Excess net capital		$ 133,590,834
Percentage of net capital to aggregate debits		% 108.17
Net capital in excess of 110% of minimum net capital requirement		$ 129,640,044

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2007.

See accompanying independent auditors' report.

Schedule 2

FORTIS CLEARING AMERICAS LLC

Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2007

Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$	321,710,342
Monies payable against customers' securities loaned		517,242
Customers' securities failed to receive		3,700,604
Total credits		325,928,188
Debit balances:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to note E, Exhibit A, Rule 15c3-3		20,130,208
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		20,822,981
Failed to deliver of customers' securities not older than 30 calender days		274,956
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		118,789,642
Aggregate debit items		160,017,787
Less 3%		(4,800,534)
Total 15c3-3 debits		155,217,253
Reserve computation – excess of total credits over total debits	$	170,710,935
Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities at end of reporting period on December 31, 2007	$	129,897,753
Deposit made on January 2, 2008		46,000,000
New amount in "Reserve Bank Account(s)"	$	175,897,753

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2007.

See accompanying independent auditors' report.

FORTIS CLEARING AMERICAS LLC

Computation for Determination of PAIB Reserve Requirements
for Broker-Dealers

December 31, 2007

Credit balances:		
Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$	630,898,796
Monies borrowed collateralized by securities carried for PAIB		3,800,000
Monies payable against PAIBs' securities loaned		1,489,340,587
PAIB securities failed to receive		8,887,650
Other		54,000,664
Total credits		2,186,927,697
Debit balances:		
Debit balances in PAIBs' excluding unsecured accounts and accounts doubtful of collection		1,774,230,452
Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIBs' securities failed to deliver		1,352,423,905
Failed to deliver of PAIBs' securities not older than 30 calendar days		17,554,203
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts		167,021,589
Aggregate debit items		3,311,230,149
Reserve computation – excess of total debits over total credits	$	1,124,302,452

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2007.

See accompanying independent auditors' report.

Schedule 4

FORTIS CLEARING AMERICAS LLC

Segregation Requirement and Funds in Segregation

December 31, 2007

Segregation requirement:		
Net ledger balance:		
Cash	$	1,493,698,728
Securities		180,517,701
Net unrealized loss in open futures contracts traded on a contract market		(259,435,539)
Exchange traded options:		
Market value of open options contracts purchased on a contract market		2,589,099,286
Market value of open options contracts sold on a contract market		(2,963,886,771)
Net equity		1,039,993,405
Accounts liquidating to a deficit and accounts with debit balances with no open trades		4,483,345
Amount required to be segregated		1,044,476,750
Funds on deposit in segregation:		
Deposited in segregated funds bank accounts:		
Cash		140,147,945
Securities representing investments of customers' funds, at market		146,813,000
Margins on deposit with clearing organizations of contract markets:		
Cash		5,686,884
Securities representing investments of customers' funds, at market		965,067,866
Securities held for particular customers in lieu of cash margins, at market		111,919,626
Settlement due to clearing organization of contract markets		(5,987,826)
Exchange traded options:		
Unrealized receivables for option contracts purchased on a contract markets		2,586,959,517
Unrealized obligations for open option contracts sold on a contract markets		(2,963,831,157)
Net equities with other futures commission merchants:		
Net liquidating equity		4,986,195
Customers' warehouse receipts		68,598,075
Total amount in segregation		1,060,360,125
Excess funds in segregation	$	15,883,375

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2007.

See accompanying independent auditors' report.

FORTIS CLEARING AMERICAS LLC

Secured Requirement and Funds Held in Separate Accounts

December 31, 2007

Amount required to be set aside in separate Section 30.7 accounts	$	98,312,240
Funds on deposit in separate Section 30.7 accounts:		
Cash in banks located in the United States		181,558
Equities with registered futures commission merchants		101,799,353
Total amount in separate Section 30.7 accounts		101,980,911
Excess funds in separate Section 30.7 accounts	$	3,668,671

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2007.

See accompanying independent auditors' report.

Schedule 6

FORTIS CLEARING AMERICAS LLC

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

1	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):	$
	A. Number of items	—
2	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$
	A. Number of items	—

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2007.

See accompanying independent auditors' report.

END